Exhibit 21.1

Subsidiaries of Cherokee International Corporation

Subsidiary Name	Jurisdiction of Incorporation
Cherokee Electronica S.A. de C.V.	Mexico
Cherokee Europe SCA	Belgium
Cherokee Europe SPRL	Belgium
Cherokee Germany GmbH	Germany
Cherokee India Pvt. Ltd.	India
Cherokee International (China) Power Supply LLC	China
Cherokee Netherlands B.V.	Netherlands
Cherokee Netherlands I B.V.	Netherlands
Cherokee Netherlands II B.V. 2	Netherlands
Cherokee Sarl	France
Cherokee U.K.	United Kingdom
Powertel India Pvt. Ltd.	India